Exhibit 3.4
Amendment to PG&E Corporation Bylaws

Effective May 14, 2008

Article II
DIRECTORS.

1.  Number.  As stated in paragraph I of Article Third of this Corporation’s Articles of Incorporation, the Board of Directors of this Corporation shall consist of such number of directors, not less than seven (7) nor more than thirteen (13).  The exact number of directors shall be nine (9) until changed, within the limits specified above, by an amendment to this Bylaw duly adopted by the Board of Directors or the shareholders.